UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Ansell Limited

(Name of Subject Company (Issuer))

Ansell Limited (Issuer)

(Name of Filing Person (Identifying status as offeror, issuer or other person))

Ordinary Shares

American Depositary Shares*

(Title of Class of Securities)

*	Evidenced by American Depositary Receipts, each American Depositary Share representing four (4) Ordinary Shares.

694185109 (Ordinary Shares)

03634M109 (American Depositary Receipts)

(CUSIP Number of Class of Securities)

William G. Reilly, Esq.

Senior Vice President & General Counsel

200 Schulz Drive

Red Bank, NJ 07701

Telephone: (732) 345-5947

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street

Princeton, NJ 08540

Telephone: (609) 514-8542

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$112,142,500	$14,208.45***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to Australian $155,000,000 worth of ordinary shares (US $112,142,500) of Ansell Limited at a maximum purchase price of Australian $9.20 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Filing Fee previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,208.45

Form or Registration No.: Schedule TO

Filing Party: Ansell Limited

Date Filed: October 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introduction

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Ansell Limited, a company organized under the laws of Victoria, Australia (“Ansell”), with the Securities and Exchange Commission on October 14, 2004, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on October 19, 2004 (collectively, the “Schedule TO”) in connection with Ansell’s offer to purchase, or buy-back, up to an aggregate of $155,000,000 (Australian, or AU) worth of ordinary shares, or Ordinary Shares, at a price between AU $9.20 and AU $8.70 per Ordinary Share (subject to withholding taxes, as applicable), in cash, without interest upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 14, 2004 (the “Offer to Purchase”) and the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares (which collectively, as amended or supplemented from time to time, constitute the “offer”).

This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information contained in the Schedule TO and in the Offer to Purchase and the related Share Acceptance Form – Issuer Sponsored Holders, Share Acceptance Form – CHESS Holders, Withdrawal/Amendment Form for Ordinary Shares, Letter of Transmittal – American Depositary Shares and the Withdrawal/Amendment Form – American Depositary Shares, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi), respectively, are incorporated herein by reference in response to all the items of this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning given to those terms in the Offer to Purchase.

ITEMS 1, 4, 6, 7 AND 11

Items 1, 4, 6, 7 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

(1) The Offer to Purchase is hereby amended by replacing the existing answer to the question on page 1, “Will you purchase all of the tendered Ordinary Shares and ADSs?” in the Summary Term Sheet to read as follows:

•	“We will purchase Ordinary Shares from all holders who properly tender Ordinary Shares (including those tendered as ADSs) up to that amount of Ordinary Shares which have an aggregate purchase price of up to AU $155 million. If more than AU $155 million worth of Ordinary Shares (including those tendered as ADSs) are tendered in the aggregate from all jurisdictions, we will purchase a pro rata number of Ordinary Shares and ADSs from all tendering holders resident in the United States. Therefore, we may not purchase all of the Ordinary Shares (including those tendered as ADSs) that you tender. Also, because we are not able to issue fractional Ordinary Shares or fractional ADSs, if we are required to purchase Ordinary Shares (including those held as ADSs) on a pro rata basis, we will determine the number of Ordinary Shares or ADSs to purchase from each tendering holder by rounding down to the nearest whole Ordinary Share or whole ADSs, as applicable. We will pay cash for any fractional Ordinary Share or ADSs. See Section 1.”

(2) The Offer to Purchase is hereby amended by replacing the existing answer to the question on page 2, “How much are you offering to pay for the Ordinary Shares and ADSs?” in the Summary Term Sheet to read as follows:

•	“The purchase price will be AU $9.00, adjusted upwards or downwards for the percentage change in the S&P/ASX 200 Industrials Index from the commencement of trading on Wednesday, October 6, 2004 to the close of trading on the Australian Stock Exchange, or ASX, on November 9, 2004, subject to a maximum price of AU $9.20, and a minimum price of AU $8.70. The opening level of the S&P/ASX 200 Industrials Index on October 6, 2004 was 5,983.7.

•	Our Board of Directors, or Board, may, at their discretion, make a further adjustment to the purchase price within the minimum and maximum prices mentioned above if they believe, on reasonable grounds, that the movement in the S&P/ASX 200 Industrials Index from the commencement of trading on October 6, 2004 to the close of trading on the ASX on November 9, 2004 is significantly different from the movement in the value of our Ordinary Shares over the same period.

•	The purchase price cannot be calculated until after the close of trading on the ASX on November 9, 2004, since the S&P/ASX 200 Industrials Index may increase or decrease before then. You can check the level of the S&P/ASX 200 Industrials Index in many daily newspapers or by calling Georgeson Shareholder, our Information Agent, at 1-800-506-7187. Georgeson Shareholder will be able to provide you with information regarding the purchase price based on the current S&P/ASX 200 Industrials Index and current Australian dollar exchange rate.

•	We will announce the final purchase price no later than 8:00 PM, Melbourne, Australia time, which is 4:00 AM New York time, on Tuesday, November 9, 2004.

•	At the time that JPMorgan tenders the Ordinary Shares underlying the ADSs and receives payment from Ansell, JPMorgan will exchange the payment it receives in Australian dollars into U.S. dollars. You will subsequently be paid for your tendered ADSs in U.S. dollars. The conversion of Australian dollars to U.S. dollars will be effected through JPMorgan’s foreign exchange trading desk at the spot rate in effect at the time JPMorgan effects the conversion which will be promptly upon JPMorgan’s receipt of payment from Ansell.”

(3) The Offer to Purchase is hereby amended by replacing the existing answer to the question on page 5, “Can the offer be amended, extended or terminated, and under what circumstances?” in the Summary Term Sheet to read as follows:

•	“We have the right, in our sole discretion, to amend or extend the offer, subject to applicable law. We might terminate the offer if one or more of the following conditions, among others, were to occur:

•	an act of terrorism or war or other external event which has, or is likely to have, an adverse impact on our operations or on the market price of our Ordinary Shares or ADSs, or which results in the market price of our Ordinary Shares or ADSs no longer reflecting their underlying economic value;

•	an adverse movement in the market price of our Ordinary Shares or ADSs, or an adverse change in the S&P/ASX 200 Industrials Index, which has no relation to the underlying economic value of our Ordinary Shares or ADSs; or

•	an event occurring which results in, or is likely to result in, our having insufficient funds available to pay the purchase price under the offer.

See Section 1.”

(4) The Offer to Purchase is hereby amended by replacing the existing answer to the question on page 6, “Do any of Ansell’s Directors, officers or affiliates intend to tender any Ordinary Shares or ADSs in the offer?” in the Summary Term Sheet to read as follows:

•	“As of the date of this Offer to Purchase, Shamrock Holdings of California, Inc., Michael McConnell and Stanley Gold have indicated that they intend, depending on market conditions, to tender Ordinary Shares in the offer. Mr. McConnell has indicated that he intends to sell shares in the offer. On the basis of the minimum purchase price set at AU $8.70, Mr. McConnell will receive a small profit upon the sale of his Ordinary Shares in the offer. Mr. McConnell did not participate in Board deliberations relating to setting the minimum and maximum prices under the offer.”

(5) The “Forward-looking Statements” on page 8 in the Offer to Purchase is hereby amended by restating that section to read as follows:

“This Offer to Purchase, Acceptance Forms, the ADS Letter of Transmittal and the other related documents delivered to you or incorporated by reference herein include “forward-looking statements” and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Offer to Purchase the words “anticipate,” “estimate,” “believe,” “expect,” “potential,” “should” and similar expressions are intended to identify forward-looking statements. These forward looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, statements relating to the acceptance, withdrawal, and proration, of Ordinary Shares (including those tendered as ADSs) tendered in the offer; the size and timing of the offer, the purchase price to be paid for Ordinary Shares (including those tendered as ADSs) tendered in the offer; beliefs regarding receipt of approvals and consents required as a condition to the offer; expectations regarding the effect of the offer on the listing of the Ordinary Shares and ADSs and their continued status as “margin securities” under the rules of the Federal Reserve Board; our capital resource needs and expectations of continued liquidity; expectations regarding the costs, fees and expenses to conduct the offer; beliefs regarding future performance of the Ansell Healthcare business; and beliefs regarding the tax consequences of tendering Ordinary Shares or ADSs in the offer under U.S. Federal and Australian tax laws; all of which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

We believe that a number of important risks and uncertainties could cause our actual results to differ from those projected in these forward-looking statements, including, without limitation:

•	changing regulatory requirements and conditions,

•	fluctuating foreign currency exchange rates, market acceptance and participation in the offer,

•	timely completion of the offer,

•	and other risk factors detailed in our most recent annual report on Form 20-F, the Ansell 2004 Annual Review and other filings with the SEC and ASX.

You should assume that the information appearing in this Offer to Purchase is accurate only as of the date of this Offer to Purchase.

See Section 8 of this Offer to Purchase for a discussion of certain information relating to Ansell.”

(6) The sixth full paragraph on page 26 of the Offer to Purchase under Section 3, “Determination of Validity,” is hereby amended by restating that paragraph to read as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of ADSs will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders that we determine not to be in proper form or the acceptance for payment of which may be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity in any tender of ADSs of any particular holder; however, should a defect or irregularity in a tender of ADSs be waived for a particular holder, the same defect or irregularity shall be waived for all other holders of ADSs. A tender of ADSs will not have been made until all defects and irregularities have been cured or waived. None of us, nor any of our affiliates nor assigns, Computershare, JP Morgan, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification. Our interpretation of the terms of, and conditions to, the offer (including the ADS Letter of Transmittal and the instructions thereto) will be final and binding.”

(7) The first and second full paragraphs on page 32 of the Offer to Purchase under Section 5, “Material U.S. Federal Income Tax and Australian Income Tax Implications — Australian Tax Implications,” is hereby amended by restating those paragraphs to read as follows:

“The following is a summary of the relevant Australian income tax considerations relevant to U.S. persons who are holders of Ordinary Shares.

We recommend that shareholders consult their own professional advisers concerning the relevant tax considerations of participating in the offer as applicable to their particular circumstances.”

(8) The first bullet point on page 39 of the Offer to Purchase under Section 10, “Conditions to the Offer,” is hereby amended by restating that bullet point to read as follows:

•	“any circumstance arises that is outside of our control, and which was not caused by our action or our failure to act, prior to the Closing Date that would cause the terms of the offer to become materially different from the terms we would have reasonably proposed if we had known of such circumstance on the date of this Offer to Purchase; or”

(9) The second full paragraph on page 39 of the Offer to Purchase under Section 10, “Conditions to the Offer,” is hereby amended by restating that paragraph to read as follows:

“The above conditions (other than the required conditions) may be waived by us at any time prior to the Closing Date, in each case, in the exercise of our reasonable judgment, subject to applicable law. However, we may not assert any condition that is the result of our own action or the result of our failure to act and which results in any of the above conditions failing to be satisfied. By way of example, we might terminate the offer if the following conditions, among others, were to occur:

•	an act of terrorism or war or other external event which has, or is likely to have, an adverse impact on our operations or on the market price of our Ordinary Shares or ADSs, or which results in the market price of our Ordinary Shares or ADSs no longer reflecting the underlying economic value of our Ordinary Shares or ADSs;

•	an adverse movement in the market price of our Ordinary Shares or ADSs, or an adverse change in the S&P/ASX 200 Industrials Index, which has no relation to the underlying economic value of our Ordinary Shares or ADSs; or

•	an event occurring which results in, or is likely to result in, our having insufficient funds available to pay the purchase price under the offer.”

ITEM 12 EXHIBITS

Item 12 of the Schedule TO is hereby amended by replacing the previously filed Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) with the following:

“(a)(1)(ii)  Share Acceptance Form – Issuer Sponsored Holders”

“(a)(1)(iii) Share Acceptance Form – CHESS Holders”

“(a)(1)(iv) Withdrawal/Amendment Form for Ordinary Shares”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ansell Limited

By:	/s/ David Graham
Name:	David Graham
Title:	General Manager – Finance & Treasury and Group Treasurer

Dated:	November 4, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated October 14, 2004*

(a)(1)(ii)	Share Acceptance Form – Issuer Sponsored Holders

(a)(1)(iii)	Share Acceptance Form – CHESS Holders

(a)(1)(iv)	Withdrawal/Amendment Form for Ordinary Shares*

(a)(1)(v)	Letter of Transmittal – American Depositary Shares*

(a)(1)(vi)	Withdrawal/Amendment Form – American Depositary Shares*

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Letter from Ansell Limited, dated 14 October, 2004, notifying the Australian Stock Exchange Limited of the resolutions that were passed at the Annual General Meeting.

(b)	None

(c)	Not Applicable

(d)(1)	Form of American Depositary Receipt for Ansell Ordinary Shares*

(d)(2)	Pacific Dunlop Executive Share Plan*

(d)(3)	Outline of Pacific Dunlop Employee Share Plan*

(d)(4)	Ansell Limited Stock Incentive Plan, dated July 1, 2002*

(e)	Not applicable

(f)	Not applicable

(g)	None

(h)	None

*	Previously filed.